Exhibit (a)(10)


FOR IMMEDIATE RELEASE


Media:            Julie Ketay, 312.558.8727
Analysts:         Aaron Hoffman, 312.558.8739

SARA LEE EXTENDS TENDER OFFER FOR EARTHGRAINS THROUGH AUGUST 7, 2001, IN ANTICIPATION OF EU ANTITRUST CLEARANCE

CHICAGO (July 31, 2001) - Sara Lee Corporation announced today that it has extended its tender offer for all outstanding shares of common stock of The Earthgrains Company to 5:00 p.m. (EDT) on Tuesday, August 7, 2001, to reflect the timing of the European Commission's antitrust review process.

The company submitted the required antitrust notification to the European Commission on July 5, 2001, and the applicable waiting period is due to expire on August 6, 2001. Sara Lee expects to receive antitrust clearance from the European Commission and to close on the acquisition promptly after receiving such clearance. Completion of the acquisition is subject to at least 50 % of the shares of Earthgrains common stock being tendered and other standard closing conditions.

As of 3:00 p.m. (EDT) today, 26,172,102 shares (including guaranteed deliveries), of Earthgrains common stock, representing approximately 61% of Earthgrains outstanding shares, had been tendered pursuant to the tender offer.

Earthgrains, which generated sales of nearly $2.6 billion in fiscal 2001, operates fresh-bakery and refrigerated-dough businesses in the United States and Europe. Earthgrains is the second-largest producer of fresh packaged bread and baked goods in the United States, operating 61 bakeries. Major company-owned brands include Earth Grains, IronKids, Grant's Farm, Colonial and Rainbo.

Sara Lee Corporation is a global branded consumer packaged goods company with approximately $17.5 billion in annual revenues. Its leading brands include Sara Lee, Douwe Egberts, Hillshire Farm, Kiwi, Hanes and Playtex.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. Sara Lee has filed a tender offer statement with the Securities and Exchange Commission (SEC), and Earthgrains has filed a solicitation/recommendation statement with respect to the offer. Shareholders of Earthgrains are urged to read both the tender offer statement (including the offer to purchase and related letter of transmittal) and the solicitation/recommendation statement because they contain important information about the offer. These documents are available to shareholders of Earthgrains at no charge and are also available for free at the SEC's website at www.sec.gov.


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